Exhibit 2

2015

THIRD QUARTER RESULTS

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail:

ir@cemex.com

Operating and financial highlights

	January – September				Third Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Consolidated cement volume	49,565	49,096	1%		17,017	17,100	(0%)	
Consolidated ready-mix volume	39,778	39,900	(0%)		13,634	13,962	(2%)	
Consolidated aggregates volume	111,083	119,322	(7%)		39,068	42,092	(7%)	
Net sales	10,722	11,549	(7%)	6%	3,651	4,014	(9%)	5%
Gross profit	3,540	3,637	(3%)	10%	1,240	1,368	(9%)	5%
as % of net sales	33.0%	31.5%	1.5pp		33.9%	34.1%	(0.2pp)	
Operating earnings before other expenses, net	1,265	1,195	6%	21%	439	479	(8%)	9%
as % of net sales	11.8%	10.4%	1.4pp		12.0%	11.9%	0.1pp	
Controlling interest net income (loss) [1]	(77)	(326)	76%		(44)	(106)	58%	
Operating EBITDA	1,974	2,003	(1%)	11%	677	749	(10%)	5%
as % of net sales	18.4%	17.3%	1.1pp		18.5%	18.7%	(0.2pp)	
Free cash flow after maintenance capital expenditures[1]	292	(44)	N/A		436	349	25%	
Free cash flow[1]	117	(145)	N/A		377	303	24%	
Total debt plus perpetual notes	15,581	16,949	(8%)		15,581	16,949	(8%)	
Earnings (loss)of continuing operations per ADS	(0.06)	(0.25)	75%		(0.03)	(0.09)	60%	
Fully diluted earnings (loss) of continuing operations per ADS [2]	(0.06)	(0.25)	75%		(0.03)	(0.09)	60%	
Average ADSs outstanding	1,346.4	1,300.2	4%		1,371.7	1,316.8	4%	
Employees	42,857	42,830	0%		42,857	42,830	0%	

This information does not include discontinued operations. Please see page 17 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 8 for end-of-quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1]This information includes discontinued operations
[2]For 2015 and 2014, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the third quarter of 2015 decreased to US$3.7 billion, representing a decline of 9%, or an increase of 5% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the third quarter of 2014. The increase in consolidated net sales was to due higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in the U.S. and our Asia region.

Cost of sales as a percentage of net sales increased by 0.2pp during the third quarter of 2015 compared with the same period last year, from 65.9% to 66.1%.

Operating expenses as a percentage of net sales decreased by 0.2pp during the third quarter of 2015 compared with the same period last year, from 22.1% to 21.9%. The decrease was mainly driven by lower distribution expenses

Operating EBITDA decreased by 10% to US$677 million during the third quarter of 2015 compared with the same period last year. On a like-to-like basis, operating EBITDA increased by 5% in the third quarter of 2015 compared with the same period last year. The increase on a like-to-like basis was mainly due to higher contributions from Mexico, the U.S. as well as from our Northern Europe and Asia regions.

Operating EBITDA margin decreased by 0.2pp from 18.7% in the third quarter of 2014 to 18.5% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$82 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a gain of US$15 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro versus the U.S dollar.

Controlling interest net income (loss) was a loss of US$44 million in the third quarter of 2015 versus a loss of US$106 million in the same quarter of 2014. The lower quarterly loss primarily reflects lower financial expenses, higher equity in gain of associates, lower non-controlling interest and lower income tax, partially offset by lower operating earnings, a loss on financial instruments and lower foreign exchange gain.

Total debt plus perpetual notes decreased by US$353 million during the quarter.

2015 Third Quarter Results Page 2

Operating results

Mexico

	January – September				Third Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	2,175	2,354	(8%)	10%	669	803	(17%)	4%
Operating EBITDA	735	742	(1%)	18%	220	245	(10%)	12%
Operating EBITDA margin	33.8%	31.5%	2.3pp		32.8%	30.5%	2.3pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	4%	(4%)	(1%)	(13%)	(5%)	(16%)
Price (USD)	(9%)	(9%)	(11%)	(12%)	(10%)	(15%)
Price (local currency)	8%	14%	7%	10%	7%	7%

In Mexico, our domestic gray cement and ready-mix volumes decreased by 4% and 13%, respectively, during the quarter versus the same period last year. During the first nine months of the year, domestic gray cement volumes increased by 4% and ready-mix volumes declined by 1% versus the comparable period a year ago.

Cement and ready-mix demand continued to grow in the country during the quarter. The decline in our volumes mainly reflects our value-before-volume strategy and focus on profitability. Demand from the industrial-and-commercial sector increased during the quarter, in line with improved retail sales and general commercial activity. The formal-residential sector activity moderated during the quarter from the very strong performance in the first half of the year. Also, the infrastructure sector slowed down during the quarter due to some project delays.

United States

	January – September				Third Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	2,968	2,755	8%	8%	1,093	1,007	9%	9%
Operating EBITDA	392	283	38%	38%	172	136	27%	27%
Operating EBITDA margin	13.2%	10.3%	2.9pp		15.8%	13.5%	2.3pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	1%	4%	13%	15%	6%	11%
Price (USD)	7%	6%	6%	5%	(0%)	(2%)
Price (local currency)	7%	6%	6%	5%	(0%)	(2%)

In the United States, our domestic gray cement, ready-mix and aggregates volumes increased by 4%, 15% and 11%, respectively, during the third quarter of 2015 versus the same period last year. On a pro-forma basis, adjusting for the acquisition of ready-mix plants in California, ready-mix volumes grew by 12% on a year-over-year basis. During the first nine months of the year and on a year-over-year basis, domestic gray cement, pro-forma ready-mix and aggregates volumes increased by 1%, 11% and 6%, respectively.

Our volumes increased during the quarter despite continued poor weather conditions and reduced oil well cement demand. All three sectors of demand contributed to volume growth in the quarter. Activity in the residential sector remains favorable driven by low levels of inventory, job creation and increased household formation. For the first nine months of the year, multi-family and single-family housing starts are up 14% and 11%, respectively, versus the comparable period of last year. The single-family segment has gained momentum this year with new home sales increasing 21% year-to-date August, versus the same period previous year. The industrial-and-commercial sector growth was supported by lodging and office construction spending. Despite uncertainty over the Federal Highway Program, cement demand from the infrastructure sector picked up during the quarter driven by increased state spending.

2015 Third Quarter Results Page 3

Operating results

Northern Europe

	January - September				Third Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	2,319	2,969	(22%)	3%	829	1,047	(21%)	3%
Operating EBITDA	254	263	(3%)	14%	114	133	(15%)	5%
Operating EBITDA margin	11.0%	8.9%	2.1pp		13.7%	12.7%	1.0pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(1%)	(9%)	(13%)	(11%)	(18%)	(18%)
Price (USD)	(13%)	(11%)	(14%)	(12%)	(5%)	(4%)
Price (local currency)	2%	3%	1%	0%	9%	8%

Our domestic gray cement volumes in the Northern Europe region decreased by 9% and 1% during the third quarter and the first nine months of the year, respectively, versus the comparable periods in 2014. On a pro-forma basis adjusting for the transactions with Holcim closed at the beginning of the first quarter, domestic gray cement volumes increased by 1% and 11% during the third quarter and the first nine months of the year, respectively, versus the comparable periods in 2014.

In Germany, our domestic gray cement volumes decreased by 49% and 48% during the third quarter and first nine months of the year, respectively, on a year-over-year basis. Pro-forma cement volumes declined 1% during the third quarter and increased 5% during the first nine months of the year, compared to the same periods of last year. The residential sector remained as the main driver of cement consumption during the quarter despite restrictions such as land availability and regulatory caps on rental increases. This sector continued to benefit from low unemployment, low mortgage rates, rising purchase power and growing immigration.

In Poland, domestic gray cement volumes for our operations decreased by 2% during the quarter as a result of a moderation in activity as well as market dynamics. Cement volumes during the first nine months of the year, however, increased by 19%. Positive year-to-date dynamics reflect our efforts to maintain our market presence this year, strengthened during the second half of last year after bottoming at historically low level in the second quarter of 2014. Our ready-mix operations benefited from the start of important infrastructure projects and residential developments in metropolitan areas, even when there have been delays in planned projects.

In our operations in France, ready-mix volumes decreased by 3% and aggregates volumes remained flat during the third quarter of 2015 versus the comparable period last year. During the first nine months of the year, ready-mix and aggregates volumes decreased by 8% and 3%, respectively, on a year-over-year basis. There was higher activity in traded aggregates volumes during the first nine months of the year. Volumes were affected by continued macroeconomic weakness. Housing sales have improved as a result of government's initiatives which include a buy-to-let program and a stimulus package.

In the United Kingdom, our domestic gray cement and aggregates volumes increased by 3% and 5%, respectively, while ready-mix volumes declined by 1% on a year-over-year basis during the third quarter of 2015. For the first nine months of the year, domestic gray cement and aggregates volumes increased by 9% and 4%, respectively, while ready-mix volumes decreased by 1%, versus the comparable period in the previous year. The decline in ready-mix volumes reflects our focus on profitability. Cement volume growth was driven by improvements in our main demand sectors.

2015 Third Quarter Results Page 4

Operating results

Mediterranean

	January - September				Third Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	1,066	1,152	(7%)	3%	348	366	(5%)	3%
Operating EBITDA	194	245	(21%)	(13%)	59	74	(20%)	(14%)
Operating EBITDA margin	18.2%	21.2%	(3.0pp)		17.1%	20.3%	(3.2pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(4%)	5%	4%	1%	(7%)	(5%)
Price (USD)	(11%)	(18%)	(8%)	(6%)	(6%)	(4%)
Price (local currency)	(0%)	(8%)	2%	2%	5%	5%

Our domestic gray cement volumes in the Mediterranean region increased by 5% during the third quarter and declined by 4% during the first nine months of 2015, compared with the same periods in 2014. On a pro-forma basis adjusting for the transactions with Holcim closed at the beginning of the first quarter, domestic gray cement volumes declined by 5% and 11% during the third quarter and first nine months of 2015, respectively, versus the same periods in 2014.

In Spain, our domestic gray cement volumes increased by 32% and our ready-mix volumes declined by 18% on a year-over-year basis during the quarter. On a pro-forma basis, cement volumes declined by 13% during the quarter and by 9% during the first nine months of the year, compared with the same periods in 2014. The decline in pro-forma cement volumes is mainly due to our focus on more profitable volumes. Increased mortgages and housing sales as well as the upturn in prices continued to have a positive effect on the residential sector during the quarter. The industrial and commercial sector also improved during the quarter.

In Egypt, our domestic gray cement volumes decreased by 2% and 13% during the third quarter and the first nine months of the year, respectively, versus the comparable periods of last year. The decline in our year-to-date cement volumes reflects the high volumes base of last year when we dispatched additional volumes in light of the then prevalent energy-shortage environment. During the quarter, higher activity continued in the formal-residential and infrastructure sectors.

South, Central America and the Caribbean

	January - September				Third Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	1,460	1,684	(13%)	1%	476	585	(19%)	1%
Operating EBITDA	447	563	(21%)	(8%)	139	199	(30%)	(13%)
Operating EBITDA margin	30.6%	33.4%	(2.8pp)		29.2%	34.0%	(4.8pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(3%)	(2%)	0%	(6%)	1%	(3%)
Price (USD)	(13%)	(17%)	(14%)	(19%)	(16%)	(22%)
Price (local currency)	1%	3%	4%	5%	3%	3%

Our domestic gray cement volumes in the region decreased by 2% and 3% during the third quarter and the first nine months of 2015, respectively, versus the comparable periods last year.

In Colombia, during the third quarter our domestic gray cement, ready-mix and aggregates volumes declined by 6%, 8% and 11%, respectively, compared to the third quarter of 2014. For the first nine months of 2015, our cement and aggregates volumes declined by 9% and 3%, respectively, while our ready-mix volumes remained flat, compared to the same period in 2014. On a sequential basis, cement volumes improved by 7% and 18% compared with the second and first quarters of 2015, respectively. The year-over-year decline in third quarter cement volume reflects a very high base of comparison—as third quarter 2014 holds the all-time quarterly volume record—as well as our pricing strategy.

2015 Third Quarter Results

Page 5

Operating results

Asia

	January - September				Third Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	503	457	10%	14%	162	151	7%	16%
Operating EBITDA	130	99	31%	33%	47	40	18%	24%
Operating EBITDA margin	25.8%	21.7%	4.1pp		29.1%	26.4%	2.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	17%	16%	(6%)	1%	(14%)	38%
Price (USD)	1%	(1%)	(12%)	(20%)	(9%)	(2%)
Price (local currency)	3%	4%	2%	1%	(2%)	9%

Our domestic gray cement volumes in the Asia region increased by 16% and by 17% during the third quarter and the first nine months of 2015, respectively, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes showed favorable dynamics. Volume during the quarter benefited from increased activity in our main demand sectors and a better ability to serve our markets through the introduction of the new cement-grinding mill late last year. The residential sector remains strong as developers continue to expand housing projects supported by stable inflation, low mortgage rates and higher housing demand from Filipinos overseas. The industrial-and-commercial sector continued its growth momentum driven by strong office space demand. The infrastructure sector showed increased demand during the quarter as government gradually started to ramp-up project spending.

2015 Third Quarter Results

Page 6

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - September			Third Quarter		
	2015	2014	% Var	2015	2014	% Var
Operating earnings before other expenses, net	1,265	1,195	6%	439	479	(8%)
+ Depreciation and operating amortization	710	807		238	270	
Operating EBITDA	1,974	2,003	(1%)	677	749	(10%)
- Net financial expense	882	1,024		281	334	
- Maintenance capital expenditures	299	289		108	105	
- Change in working capital	129	368		(139)	(73)	
- Taxes paid	452	483		49	46	
- Other cash items (net)	(53)	(107)		(46)	(2)	
- Free cash flow discontinued operations	(27)	(10)		(13)	(11)	
Free cash flow after maintenance capital expenditures	292	(44)	N/A	436	349	25%
- Strategic capital expenditures	175	100		60	46	
- Strategic capital expenditures discontinued operations	-	1		-	1	
Free cash flow	117	(145)	N/A	377	303	24%

Free cash flow during the quarter was mainly used to reduce debt.

Our debt during the quarter reflects a negative conversion effect for US$5 million.

Information on debt and perpetual notes

	Third Quarter			Second Quarter
	2015	2014	% Var	2015
Total debt [1]	15,136	16,479	(8%)	15,474
Short-term	2%	6%		3%
Long-term	98%	94%		97%
Perpetual notes	445	470	(5%)	460
Cash and cash equivalents	457	995	(54%)	492
Net debt plus perpetual notes	15,124	15,954	(5%)	15,442
Consolidated funded debt [2]/EBITDA [3]	5.18	5.37		5.14
Interest coverage [3] [4]	2.59	2.21		2.55

	Third Quarter	
	2015	2014
Currency denomination		
US dollar	83%	86%
Euro	16%	13%
Mexican peso	1%	1%
Other	0%	0%
Interest rate		
Fixed	74%	69%
Variable	26%	31%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).

(2) Consolidated funded debt as of September 30, 2015 was US$14,035 million, in accordance with our contractual obligations under the Credit Agreement.

(3) EBITDA calculated in accordance with IFRS.

(4) Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2015 Third Quarter Results

Page 7

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	13,415,619,513
Stock-based compensation	31,626,650
End-of-quarter CPO-equivalent units outstanding	13,447,246,163

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of September 30, 2015 were 18,991,576.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 218 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of September 30, 2015, our executives held 29,417,811 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Third Quarter		Second Quarter
	2015	2014	2015
Notional amount of equity related derivatives [1]	1,291	1,800	1,378
Estimated aggregate fair market value [1] [2] [3]	39	541	137

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of September 30, 2015, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$74 million, including a liability of US$18 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of September 30, 2015, the notional amount of this derivative was US$161 million, with a positive fair market value of approximately US$34 million.*

(2) *Net of cash collateral deposited under open positions. Cash collateral was US$1 million as of September 30, 2015 and US$10 million as of September 30, 2014.*

(3) *As required by IFRS, the estimated aggregate fair market value as of September 30, 2015 and 2014 includes a liability of US$18 million and US$47 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

2015 Third Quarter Results

Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January – September				Third Quarter			
INCOME STATEMENT	**2015**	**2014**	**% Var.**	**like-to-like % Var.***	**2015**	**2014**	**% Var.**	**like-to-like % Var.***
Net sales	10,722,436	11,548,701	(7%)	6%	3,651,117	4,014,127	(9%)	5%
Cost of sales	(7,181,970)	(7,911,926)	9%		(2,411,616)	(2,646,589)	9%	
Gross profit	3,540,466	3,636,774	(3%)	10%	1,239,501	1,367,538	(9%)	5%
Operating expenses	(2,275,911)	(2,441,415)	7%		(800,202)	(888,593)	10%	
Operating earnings before other expenses, net	1,264,555	1,195,359	6%	21%	439,299	478,945	(8%)	9%
Other expenses, net	(95,106)	(62,813)	(51%)		(88,406)	(85,508)	(3%)	
Operating earnings	1,169,449	1,132,546	3%		350,892	393,437	(11%)	
Financial expense	(962,386)	(1,266,074)	24%		(310,024)	(425,184)	27%	
Other financial income (expense), net	(71,665)	236,762	N/A		(76,217)	94,321	N/A	
Financial income	13,460	19,748	(32%)		4,521	5,864	(23%)	
Results from financial instruments, net	(151,758)	128,002	N/A		(81,797)	7,791	N/A	
Foreign exchange results	109,821	137,087	(20%)		15,257	96,764	(84%)	
Effects of net present value on assets and liabilities and others, net	(43,188)	(48,074)	10%		(14,199)	(16,098)	12%	
Equity in gain (loss) of associates	30,635	14,444	112%		30,676	8,493	261%	
Income (loss) before income tax	166,032	117,678	41%		(4,673)	71,068	N/A	
Income tax	(213,296)	(377,369)	43%		(32,746)	(146,199)	78%	
Profit (loss) of continuing operations	(47,264)	(259,691)	82%		(37,419)	(75,131)	50%	
Discontinued operations	13,989	14,022	(0%)		5,641	11,223	(50%)	
Consolidated net income (loss)	(33,275)	(245,670)	86%		(31,778)	(63,908)	50%	
Non-controlling interest net income (loss)	43,995	80,194	(45%)		12,337	41,760	(70%)	
Controlling interest net income (loss)	(77,270)	(325,864)	76%		(44,116)	(105,668)	58%	
Operating EBITDA	1,974,259	2,002,651	(1%)	11%	677,131	748,867	(10%)	5%
Earnings (loss) of continued operations per ADS	(0.06)	(0.25)	75%		(0.03)	(0.09)	60%	
Earnings (loss) of discontinued operations per ADS	0.01	0.01	(4%)		-	0.01	(52%)	

	As of September 30		
BALANCE SHEET	**2015**	**2014**	**% Var.**
Total assets	32,953,427	36,967,966	(11%)
Cash and cash equivalents	456,650	994,687	(54%)
Trade receivables less allowance for doubtful accounts	1,856,308	2,127,876	(13%)
Other accounts receivable	331,174	543,404	(39%)
Inventories, net	1,090,722	1,297,682	(16%)
Assets held for sale	423,383	487,226	(13%)
Other current assets	330,078	278,174	19%
Current assets	4,488,313	5,729,049	(22%)
Property, machinery and equipment, net	12,555,240	14,546,639	(14%)
Other assets	15,909,873	16,692,278	(5%)
Total liabilities	23,548,739	25,621,513	(8%)
Liabilities held for sale	149,160	156,706	(5%)
Other current liabilities	4,260,485	4,861,562	(12%)
Current liabilities	4,409,645	5,018,269	(12%)
Long-term liabilities	13,555,843	13,843,717	(2%)
Other liabilities	5,583,252	6,759,527	(17%)
Total Stockholder's equity	9,404,687	11,346,453	(17%)
Non-controlling interest and perpetual instruments	1,166,795	1,192,531	(2%)
Total Controlling interest	8,237,892	10,153,922	(19%)

2015 Third Quarter Results Page 9

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - September			Third Quarter		
INCOME STATEMENT	**2015**	**2014**	**% Var.**	**2015**	**2014**	**% Var.**
Net sales	168,449,467	151,865,413	11%	60,572,037	53,147,045	14%
Cost of sales	(112,828,746)	(104,041,830)	(8%)	(40,008,715)	(35,040,839)	(14%)
Gross profit	55,620,720	47,823,583	16%	20,563,321	18,106,206	14%
Operating expenses	(35,754,560)	(32,104,610)	(11%)	(13,275,356)	(11,764,975)	(13%)
Operating earnings before other expenses, net	19,866,160	15,718,973	26%	7,287,965	6,341,231	15%
Other expenses, net	(1,494,119)	(825,990)	(81%)	(1,466,659)	(1,132,120)	(30%)
Operating earnings	18,372,041	14,892,983	23%	5,821,306	5,209,111	12%
Financial expense	(15,119,089)	(16,648,878)	9%	(5,143,306)	(5,629,434)	9%
Other financial income (expense), net	(1,125,865)	3,113,424	N/A	(1,264,440)	1,248,817	N/A
Financial income	211,457	259,687	(19%)	75,009	77,643	(3%)
Results from financial instruments, net	(2,384,118)	1,683,221	N/A	(1,357,011)	103,148	N/A
Foreign exchange results	1,725,281	1,802,695	(4%)	253,119	1,281,161	(80%)
Effects of net present value on assets and liabilities and others, net	(678,485)	(632,180)	(7%)	(235,558)	(213,135)	(11%)
Equity in gain (loss) of associates	481,274	189,932	153%	508,915	112,441	353%
Income (loss) before income tax	2,608,361	1,547,461	69%	(77,526)	940,934	N/A
Income tax	(3,350,882)	(4,962,402)	32%	(543,251)	(1,935,672)	72%
Profit (loss) of continuing operations	(742,521)	(3,414,941)	78%	(620,777)	(994,737)	38%
Discontinued operations	219,771	184,386	19%	93,577	148,594	(37%)
Consolidated net income (loss)	(522,750)	(3,230,555)	84%	(527,200)	(846,143)	38%
Non-controlling net income (loss)	691,165	1,054,555	(34%)	204,679	552,897	(63%)
Controlling net income (loss)	(1,213,915)	(4,285,110)	72%	(731,879)	(1,399,041)	48%
Operating EBITDA	31,015,602	26,334,866	18%	11,233,596	9,914,995	13%
Earnings (loss) of continued operations per ADS	(0.98)	(3.34)	71%	(0.58)	(1.14)	50%
Earnings (loss) of discontinued operations per ADS	0.16	0.14	15%	0.07	0.11	(40%)

	As of September 30		
BALANCE SHEET	**2015**	**2014**	**% Var.**
Total assets	557,242,446	496,479,782	12%
Cash and cash equivalents	7,721,944	13,358,649	(42%)
Trade receivables less allowance for doubtful accounts	31,390,167	28,577,374	10%
Other accounts receivable	5,600,154	7,297,921	(23%)
Inventories, net	18,444,103	17,427,868	6%
Assets held for sale	7,159,399	6,543,448	9%
Other current assets	5,581,614	3,735,871	49%
Current assets	75,897,380	76,941,131	(1%)
Property, machinery and equipment, net	212,309,112	195,361,357	9%
Other assets	269,035,954	224,177,295	20%
Total liabilities	398,209,184	344,096,917	16%
Liabilities held for sale	2,522,290	2,104,567	20%
Other current liabilities	72,044,799	65,290,783	10%
Current liabilities	74,567,089	67,395,350	11%
Long-term liabilities	229,229,302	185,921,116	23%
Other liabilities	94,412,793	90,780,451	4%
Total stockholders' equity	159,033,263	152,382,865	4%
Non-controlling interest and perpetual instruments	19,730,504	16,015,691	23%
Total controlling interest	139,302,758	136,367,175	2%

2015 Third Quarter Results Page 10

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter			
				like-to-like				like-to-like
NET SALES	2015	2014	% Var.	% Var. *	2015	2014	% Var.	% Var. *
Mexico	2,175,116	2,354,346	(8%)	10%	669,021	803,371	(17%)	4%
U.S.A.	2,968,144	2,755,444	8%	8%	1,092,548	1,006,822	9%	9%
Northern Europe	2,319,230	2,968,808	(22%)	3%	829,317	1,047,124	(21%)	3%
Mediterranean	1,066,282	1,152,092	(7%)	3%	348,253	365,728	(5%)	3%
South, Central America and the Caribbean	1,459,749	1,683,892	(13%)	1%	476,182	584,549	(19%)	1%
Asia	503,384	456,972	10%	14%	162,325	151,227	7%	16%
Others and intercompany eliminations	*230,531*	*177,147*	*30%*	*30%*	*73,470*	*55,308*	*33%*	*33%*
TOTAL	10,722,436	11,548,701	(7%)	6%	3,651,117	4,014,127	(9%)	5%
GROSS PROFIT								
Mexico	1,083,275	1,149,194	(6%)	13%	337,067	396,026	(15%)	7%
U.S.A.	688,401	487,858	41%	41%	283,838	214,487	32%	32%
Northern Europe	629,166	740,767	(15%)	0%	248,421	306,334	(19%)	(4%)
Mediterranean	274,803	327,752	(16%)	(5%)	88,613	101,909	(13%)	(4%)
South, Central America and the Caribbean	602,090	739,493	(19%)	(5%)	191,618	261,897	(27%)	(9%)
Asia	199,090	151,562	31%	34%	71,120	68,872	3%	9%
Others and intercompany eliminations	*63,642*	*40,149*	*59%*	*85%*	*18,824*	*18,013*	*5%*	*5%*
TOTAL	3,540,466	3,636,774	(3%)	10%	1,239,501	1,367,538	(9%)	5%
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	619,767	604,948	2%	22%	183,074	199,431	(8%)	15%
U.S.A.	93,704	(45,954)	N/A	N/A	71,819	24,920	188%	188%
Northern Europe	133,099	103,265	29%	53%	71,470	80,712	(11%)	14%
Mediterranean	129,322	172,580	(25%)	(20%)	38,082	51,018	(25%)	(21%)
South, Central America and the Caribbean	386,807	497,862	(22%)	(10%)	119,662	176,302	(32%)	(15%)
Asia	105,394	76,433	38%	40%	39,163	32,328	21%	26%
Others and intercompany eliminations	*(203,538)*	*(213,774)*	*5%*	*(9%)*	*(83,973)*	*(85,766)*	*2%*	*(16%)*
TOTAL	1,264,555	1,195,359	6%	21%	439,299	478,945	(8%)	9%

2015 Third Quarter Results Page 11

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - September				Third Quarter			
OPERATING EBITDA	2015	2014	% Var.	like-to-like % Var. *	2015	2014	% Var.	like-to-like % Var. *
Mexico	735,351	742,060	(1%)	18%	219,511	245,054	(10%)	12%
U.S.A.	392,201	283,192	38%	38%	172,484	136,249	27%	27%
Northern Europe	254,050	263,127	(3%)	14%	113,561	133,075	(15%)	5%
Mediterranean	193,848	244,618	(21%)	(13%)	59,397	74,324	(20%)	(14%)
South, Central America and the Caribbean	446,592	563,115	(21%)	(8%)	139,044	198,515	(30%)	(13%)
Asia	130,028	98,981	31%	33%	47,215	39,946	18%	24%
Others and intercompany eliminations	*(177,812)*	*(192,442)*	*8%*	*(8%)*	*(74,080)*	*(78,295)*	*5%*	*(15%)*
TOTAL	1,974,259	2,002,651	(1%)	11%	677,131	748,867	(10%)	5%

OPERATING EBITDA MARGIN	2015	2014	2015	2014
Mexico	33.8%	31.5%	32.8%	30.5%
U.S.A.	13.2%	10.3%	15.8%	13.5%
Northern Europe	11.0%	8.9%	13.7%	12.7%
Mediterranean	18.2%	21.2%	17.1%	20.3%
South, Central America and the Caribbean	30.6%	33.4%	29.2%	34.0%
Asia	25.8%	21.7%	29.1%	26.4%
TOTAL	18.4%	17.3%	18.5%	18.7%

2015 Third Quarter Results Page 12

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter		
	2015	2014	% Var.	2015	2014	% Var.
Consolidated cement volume [1]	49,565	49,096	1%	17,017	17,100	(0%)
Consolidated ready-mix volume	39,778	39,900	(0%)	13,634	13,962	(2%)
Consolidated aggregates volume	111,083	119,322	(7%)	39,068	42,092	(7%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - September 2015 Vs. 2014	Third Quarter 2015 Vs. 2014	Third Quarter 2015 Vs. Second Quarter 2015
Mexico	4%	(4%)	(8%)
U.S.A.	1%	4%	9%
Northern Europe	(1%)	(9%)	2%
Mediterranean	(4%)	5%	2%
South, Central America and the Caribbean	(3%)	(2%)	2%
Asia	17%	16%	(6%)

READY-MIX VOLUME			
Mexico	(1%)	(13%)	(11%)
U.S.A.	13%	15%	8%
Northern Europe	(13%)	(11%)	2%
Mediterranean	4%	1%	(6%)
South, Central America and the Caribbean	0%	(6%)	(2%)
Asia	(6%)	1%	0%

AGGREGATES VOLUME			
Mexico	(5%)	(16%)	(8%)
U.S.A.	6%	11%	9%
Northern Europe	(18%)	(18%)	2%
Mediterranean	(7%)	(5%)	(4%)
South, Central America and the Caribbean	1%	(3%)	1%
Asia	(14%)	38%	7%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2015 Third Quarter Results Page 13

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - September 2015 Vs. 2014	Third Quarter 2015 Vs. 2014	Third Quarter 2015 Vs. Second Quarter 2015
Mexico	(9%)	(9%)	(0%)
U.S.A.	7%	6%	(0%)
Northern Europe (*)	(13%)	(11%)	(2%)
Mediterranean (*)	(11%)	(18%)	(7%)
South, Central America and the Caribbean (*)	(13%)	(17%)	(7%)
Asia (*)	1%	(1%)	(2%)

READY-MIX PRICE			
Mexico	(11%)	(12%)	(3%)
U.S.A.	6%	5%	2%
Northern Europe (*)	(14%)	(12%)	(2%)
Mediterranean (*)	(8%)	(6%)	(1%)
South, Central America and the Caribbean (*)	(14%)	(19%)	(8%)
Asia (*)	(12%)	(20%)	(11%)

AGGREGATES PRICE			
Mexico	(10%)	(15%)	(5%)
U.S.A.	(0%)	(2%)	(1%)
Northern Europe (*)	(5%)	(4%)	(1%)
Mediterranean (*)	(6%)	(4%)	(2%)
South, Central America and the Caribbean (*)	(16%)	(22%)	(12%)
Asia (*)	(9%)	(2%)	1%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - September 2015 Vs. 2014	Third Quarter 2015 Vs. 2014	Third Quarter 2015 Vs. Second Quarter 2015
Mexico	8%	14%	7%
U.S.A.	7%	6%	(0%)
Northern Europe (*)	2%	3%	(1%)
Mediterranean (*)	(0%)	(8%)	(5%)
South, Central America and the Caribbean (*)	1%	3%	1%
Asia (*)	3%	4%	2%

READY-MIX PRICE			
Mexico	7%	10%	4%
U.S.A.	6%	5%	2%
Northern Europe (*)	1%	0%	(2%)
Mediterranean (*)	2%	2%	(0%)
South, Central America and the Caribbean (*)	4%	5%	2%
Asia (*)	2%	1%	0%

AGGREGATES PRICE			
Mexico	7%	7%	2%
U.S.A.	(0%)	(2%)	(1%)
Northern Europe (*)	9%	8%	(1%)
Mediterranean (*)	5%	5%	(1%)
South, Central America and the Caribbean (*)	3%	3%	(2%)
Asia (*)	(2%)	9%	7%

(*) Volume weighted-average price.

2015 Third Quarter Results Page 14

Other activities

CEMEX inaugurated grinding mill in Nicaragua

On August 27, 2015, CEMEX announced that its subsidiary CEMEX Latam Holdings, S.A. completed the construction of the first phase of a new cement grinding plant in Ciudad Sandino, Managua. CLH invested approximately US$30 million for infrastructure procurement and the installation of the first cement grinding mill, with an annual production capacity of approximately 220,000 metric tons. The second phase, which is expected to be completed by the end of 2017, will include the installation of a second cement grinding mill with an additional annual production capacity of approximately 220,000 metric tons and an additional investment of approximately US$25 million. Upon completion of the second phase, CEMEX Nicaragua is expected to reach an estimated total annual cement production capacity of approximately 860,000 metric tons.

Fortune recognizes CEMEX´s positive impact in the world

On August 20, 2015, CEMEX announced that it was included in Fortune’s Change the World list, a ranking that recognizes 50 companies worldwide that have made a sizable impact on major global social or environmental problems as part of their competitive strategy. In the 16th place, CEMEX is the only Latin-American based company included and the only company from the construction materials sector. CEMEX was selected among over 200 nominees, thanks to its Patrimonio Hoy program which provides low-income families living in urban and semi-urban areas with access to building materials, as well as microfinancing, technical advice, and logistical support to assist participants in building their own homes. The program is destined not only to housing projects but also to the improvement of local public infrastructure. Since its inception, Patrimonio Hoy has provided affordable solutions to approximately 2 million people throughout Latin America.

CEMEX announced divestments of its operations in Croatia, Austria and Hungary

On August 12, 2015, in separate transactions, CEMEX announced it signed an agreement for the sale of its operations in Croatia, including its assets in Bosnia & Herzegovina, Montenegro and Serbia, to Duna-Dráva Cement for approximately €230.9 million and for the sale of its operations in Austria and Hungary to the Rohrdorfer Group for approximately €160.1 million. The operations being sold in Croatia mainly consist of 3 cement plants (approximately 1.66 million tons of cement sold in 2014), 2 aggregate quarries (approximately 0.16 million metric tons of aggregates sold in 2014) and 7 ready-mix plants (approximately 0.25 million cubic meters of ready-mix sold in 2014). CEMEX’s operations in Croatia, including Bosnia & Herzegovina, Montenegro and Serbia, had net sales of approximately US$138 million in 2014. The operations in Austria being sold mainly consist of 24 aggregate quarries (approximately 6.47 million metric tons of aggregates sold in 2014) and 34 ready-mix plants (approximately 1.60 million cubic meters of ready-mix sold in 2014). CEMEX’s operations in Austria had net sales of approximately US$241 million in 2014. The operations in Hungary being divested mainly consist of 5 aggregate quarries (approximately 1.36 million metric tons of aggregates sold in 2014) and 34 ready-mix plants (approximately 0.46 million cubic meters of ready-mix sold in 2014). CEMEX’s operations in Hungary had net sales of approximately US$47 million in 2014. The proceeds obtained from these transactions will be used mainly for debt reduction and for general corporate purposes. The closings of these transactions are subject to the satisfaction of standard conditions for this type of transactions, which includes authorization by regulators. We currently expect to finalize the divestments of our operations in Croatia, including its assets in Bosnia & Herzegovina, Montenegro and Serbia, during first quarter of 2016, and the divestment of our operations in Austria and Hungary during fourth quarter of 2015.

CEMEX successfully completed refinancing of its 2012 facilities agreement due February 2017

On August 3, 2015, CEMEX announced that it fully repaid the total amount outstanding of approximately US$1.94 billion under the facilities agreement dated September 17, 2012, as amended from time to time (the “2012 Facilities Agreement”), with new funds from 17 financial institutions. These lenders have joined the credit agreement dated September 29, 2014, as amended (the “Credit Agreement”) under new tranches, allowing CEMEX to increase the average life of its syndicated bank debt to approximately 4 years. Other financial institutions may join the Credit Agreement in the following months. With this transaction, total commitments under the Credit Agreement increased to approximately US$3.79 billion. These commitments include approximately EUR 620 million and approximately US$3.12 billion, out of which about US$710 million are in a revolving credit tranche. The Credit Agreement now has an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. The new tranches share the same guarantors and collateral package as the original tranches under the Credit Agreement. The leverage covenant included in the Credit Agreement will remain at 6.0x until March 31, 2016 and will gradually decline to 4.0x by June 30, 2019. In this transaction Banco Santander (Mexico) and BBVA Securities Inc. acted as Joint Lead Arrangers and Joint Bookrunners and also as lenders, directly or through their affiliates. On September 21, 2015, one institution joined the Credit Agreement and two other increased their commitments thereto representing new commitments in aggregate of approximately US$30 million. As a result of such increase, total commitments under the Credit Agreement reached approximately EUR 621 million and US$3.15 billion, out of which about US$735 million are in the revolving credit tranche.

CEMEX upgraded by Fitch Ratings

On July 28, 2015, CEMEX announced that it received an upgrade from Fitch Ratings to the Issuer Default Ratings (IDRs) to BB- from B+. Additionally to the upgrade of CEMEX’s IDRs, Fitch also upgraded the national scale to A-(mex) from BBB (mex) and the short-term national scale rating to F2 (mex) from F3(mex), which will allow CEMEX to potentially access the institutional Mexican bond market. The rating outlook remains stable.

2015 Third Quarter Results Page 15

Other information

Mexican Tax Reform 2010 and 2014

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past.

In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1, 2014, the tax consolidation regime in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounted to approximately US$1,901 million, based on an exchange rate of Ps13.05 to US$1.00 as of December 31, 2013.

Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2014 were as follows (approximate US$Millions):

2014

Balance at the beginning of the period $1,683*

Restatement for the period $65

Payments during the period ($294)

Balance at the end of the period $1,454

*Based on an exchange rate of Ps14.74 to US$1.00 as of December 31, 2014

As of December 31, 2014, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars):

2015 $350 **

2016 $293

2017 $291

2018 $215

2019 and thereafter $305

1,454

** This amount has been paid

Capped Calls

In relation to the capped calls purchased by CEMEX with proceeds of its subordinated convertibles notes issued in March 2011 and due in March 2016, year-to-date we have amended a portion of the capped calls with the purpose of unwinding the position. As a result, CEMEX has received year-to-date an aggregate amount of US$44 million in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped calls.

European Commission’s Antitrust Proceedings in Europe Closed

Regarding the proceedings formally initiated by the European Commission on December 8, 2010 against CEMEX and other companies regarding anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, these proceedings were closed on July 31, 2015 by the European Commission. As a result, CEMEX is not subject to any fines or penalties resulting from such proceedings. CEMEX cooperated with the European Commission throughout the process and, in general, will take any necessary steps to continue to operate in accordance with the laws and regulations of the countries in which it does business.

Antitrust Case in Ohio

Regarding the lawsuit lodged in October 2013 in an Ohio State Court alleging that a nonstructural steel manufacturing joint venture in which CEMEX, Inc. has an indirect majority interest, other nonstructural steel manufacturers, and related associations participated in a conspiracy among the defendants to adopt sham industry standards with a goal to exclude the plaintiffs’ products from the market, during the third quarter the court granted the defendants motion for summary judgment dismissing the claims. As of September 30, 2015, it is not known if the plaintiffs will file an appeal of this decision.

Polish Antitrust Investigation

Regarding the antitrust proceedings formally initiated in January 2007 against all cement producers in Poland, including CEMEX, and the reduced fine of approximately US$25 million issued in December 2013 that was appealed by CEMEX in May 2014, the appeals court in September 2015 informed the parties it intends to close the matter during December 2015. The penalty to be paid, if any, must be paid within 14 calendar days after the formal announcement by the appeals court. An accounting provision for this matter exists.

Tax Matters – Egypt

Regarding the February 9, 2014 development levy on clay (the “Levy on Clay”) for an amount of approximately US$42 million ordered to be paid by CEMEX in Egypt and the subsequent request presented by CEMEX before the Ministerial Committee for Resolution of Investment Disputes (the “Ministerial Committee”) in Egypt claiming non-entitlement of the Egyptian tax authority to the Levy on Clay used in the production of cement from the date of enforceability of Law No. 114/2008 up until issuance of Law No. 73/2010, and from cement produced using imported clinker, on September 28, 2015, CEMEX was notified by the Egyptian Cabinet that it ratified an August 10, 2015 decision by the Ministerial Committee pursuant to which the Egyptian tax authority be instructed to cease claiming payment of the Levy on Clay from CEMEX. This decision applies to the years from 2008 up to the issuance date of Law No. 73/2010. It was further decided that the Levy on Clay should not be imposed on imported clinker. Subject to submission of the decision to the Egyptian tax authority and the issuance of a final release, CEMEX shall be in a position to be released from payment of the above mentioned Levy on Clay amounts and accordingly to withdraw from this case. We expect that the Egyptian tax authority shall provide us soon with this final release in application of the decision approved by the Egyptian Cabinet.

2015 Third Quarter Results Page 16

Other information

Discontinued Operations

On August 12, 2015, in separate transactions, CEMEX announced that it signed agreements for the sale of its operations in Austria and Hungary to the Rohrdorfer Group for approximately €160.1 million, and for the sale of its operations in Croatia to Duna-Dráva Cement, including its assets in Bosnia & Herzegovina, Montenegro and Serbia, for approximately €230.9 million. The combined operations in Austria and Hungary being divested mainly consist of 29 aggregate quarries (approximately 7.83 million metric tons of aggregates sold in 2014) and 68 ready-mix plants (approximately 2.06 million cubic meters of ready-mix sold in 2014). CEMEX's operations in Austria and Hungary had combined net sales of approximately US$288 million in 2014. In addition, the operations in Croatia being divested mainly consist of 3 cement plants (approximately 1.66 million tons of cement sold in 2014), 2 aggregate quarries (approximately 0.16 million metric tons of aggregates sold in 2014) and 7 ready-mix plants (approximately 0.25 million cubic meters of ready-mix sold in 2014). CEMEX's operations in Croatia, including Bosnia & Herzegovina, Montenegro and Serbia, had net sales of approximately US$138 million in 2014. The closings of these transactions are subject to the satisfaction of standard conditions for this type of transactions, which includes authorization by regulators. CEMEX expects to finalize the divestment of its operations in Austria and Hungary during the fourth quarter of 2015 and the divestments of its operations in Croatia, including its assets in Bosnia & Herzegovina, Montenegro and Serbia, during the first quarter of 2016. The proceeds obtained from these transactions will be used mainly for debt reduction and for general corporate purposes.

For accounting purposes as of September 30, 2015, the balance sheets of CEMEX's operations in Austria, Hungary and Croatia have been reclassified to assets and liabilities held for sale. As of September 30, 2015 and 2014, the combined selected condensed balance sheet information of CEMEX operations in these countries was as follows:

BALANCE SHEET	As of September 30,	
(Millions of Mexican pesos)	2015	2014
Current assets	1,603	1,358
Property, machinery and equipment, net	4,552	4,205
Intangible assets and other non-current assets	1,004	980
Total assets held for sale	7,159	6,543
Current liabilities	1,454	1,209
Non-current liabilities	1,068	895
Total liabilities held for sale	2,522	2,104
Net assets held for sale	4,637	4,439

In addition, as required by IFRS considering that the operations in Austria, Hungary and Croatia represent reporting segments on a stand-alone basis, during the reported periods, the income statements of the net assets held for sale were reclassified and presented as discontinued operations. The following table presents combined condensed income statement information of Austria, Hungary and Croatia for the nine-month and the three-month periods ended September 30, 2015 and 2014:

INCOME STATEMENT	Jan-Sept		Third Quarter	
(Millions of Mexican pesos)	2015	2014	2015	2014
Sales	4,563	4,237	1,818	1,607
Cost of sales and operating expenses	(4,241)	(4,000)	(1,651)	(1,444)
Other expenses, net	(6)	(5)	(11)	(5)
Interest expense, net and others	(40)	(41)	(9)	(4)
Income (loss) before income tax	276	191	147	154
Income tax	(51)	(1)	(50)	(0)
Net income (loss)	225	190	97	154
Non controlling net income	5	6	3	5
Controlling net income	220	184	94	149

2015 Third Quarter Results Page 17

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the third quarter of 2015 and the third quarter of 2014 are 16.59 and 13.24 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of September 30, 2015, and September 30, 2014, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2015 and 2014, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,371.7 million for the third quarter of 2015; 1,346.4 million for year-to-date 2015; 1,316.8 million for the third quarter of 2014; and 1,300.2 million for year-to-date 2014.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter	
	2015	2014	2015	2014	2015	2014
	Average	Average	Average	Average	End of period	End of period
Mexican peso	15.71	13.15	16.59	13.24	16.91	13.43
Euro	0.9021	0.7421	0.9013	0.7655	0.8949	0.7917
British pound	0.6528	0.5992	0.6506	0.6036	0.6610	0.6168

Amounts provided in units of local currency per US dollar.

2015 Third Quarter Results Page 18